

MBX Clearing LLC

MBX Clearing LLC's Exemption Report

MBX Clearing LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to § 240.17a-5 are limited to (1) proprietary trading, the Company (2) did not directly or indirectly receive, hold or owe funds or securities for or to customers, the Company (3) did not carry accounts of or for customers and the Company (4) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

MBX Clearing LLC

We, Cavitt Randall and Robert Zimmel, swear (or affirm) that, to the best of our knowledge and belief, this Exemption Report is true and correct.

_____   _____
Cavitt Randall   Robert Zimmel
Chief Executive Officer   Chief Financial Officer & FinOp
3/3/2025   3/3/2025